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'EDSTATES
:XCHANGECOMMISSION
,ton, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMAS, LLC D/B/A Curran Advisory Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl St., Ste 902
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Catherine A. Groden (518) 391-4215
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – if individual, state last, first, middle name)

4 Tower Place, Executive Park, 7th Floor, Albany NY 12203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS		
Cash	$	447
Investment in money market fund, at fair value		89,661
Deposits with clearing firm		50,000
Prepaid expenses and other assets		12,567
Total assets	$	152,675
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$	243
Due to affiliate		7,009
Total liabilities		7,252
MEMBER'S EQUITY		145,423
Total liabilities and member's equity	$	152,675

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2015

Revenues:		
Commissions - debt and equity securities	$	3,611
Commissions - mutual funds		43,000
Interest income		88
Other income		4,163
Total revenues		50,862
Expenses:		
Clearing and custody	$	11,516
Employee compensation and benefits		12,000
Insurance		7,386
Licenses and permits		5,520
Occupancy		3,000
Professional		19,440
Taxes		25
Utilities		3,000
Total expenses		61,887
Net loss	$	(11,025)

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2015

Balance, January 1, 2015	$ 156,448
Net loss	(11,025)
Balance, December 31, 2015	$ 145,423

See notes to financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have audited the accompanying statement of financial condition of Curran Advisory Services (the Company) as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Curran Advisory Services' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curran Advisory Services as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Curran Advisory Services' financial statements. The supplemental information is the responsibility of Curran Advisory Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

Albany, New York
February 19, 2016

CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2015

OATH OR AFFIRMATION

I, Catherine A. Groden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

COO

Title



Notary Public

THERESA KING
Notary Public, State of New York
Qualified in Albany County
Commission # 01K16166371
[illegible] 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (11,025)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses and other assets	(2,830)
Decrease in accounts payable	(489)
Increase in due to affiliate	6,009
Cash used in operating activities	(8,335)
CASH FLOW FROM FINANCING ACTIVITIES	
Withdrawals from money market fund, net	6,883
Cash provided by investing activities	6,883
NET DECREASE IN CASH AND CASH EQUIVALENTS	**$ (1,452)**
CASH AND CASH EQUIVALENTS, Beginning of year	1,899
CASH AND CASH EQUIVALENTS, End of year	**$ 447**

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management (Curran Investment Management) is an affiliate of the Company.

(b) Revenue Recognition

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions. Commissions on mutual funds are recognized when earned by the Company. Other income is recognized upon completion of the transaction.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company is not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. All customer transactions are cleared through another broker-dealer (Note 4) on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f) Income Taxes

The Company is treated as a sole proprietor for federal and state income tax purposes, and it is the member's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

The Company follows the guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2015.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities.

(g) Fair Value Measurement

The Company follows the accounting for fair value measurements and disclosures for financial assets, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Cash and investments are valued at fair value on a recurring basis and at December 31, 2015, are valued at Level 1 inputs, which equal carrying amounts, as follows:

Investment in money market fund	$89,661

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2016, the date the financials were available for issuance.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under an expense sharing agreement, Curran Investment Management allocated certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. Curran Investment Management is reimbursed by the Company on a monthly basis at a flat rate of $1,500 per month for occupancy expenses, employee services and other miscellaneous operating expenses. Expenses allocated to the Company were approximately $18,000 for the year ended December 31, 2015. Approximately $7,000 is due to Curran Investment Management at December 31, 2015 and is non-interest bearing.

In December 2015, the Company and Curran Advisory Services renewed the purchase of business insurance from a captive insurance company owned by the member's spouse. Coverage includes various business risks such as business interruption, data breach, legislative and regulatory, etc. Total premium approximated $350,500, of which approximately $7,000 was allocated to Curran Advisory Services. The prepaid portion at December 31, 2015 approximated $6,400 and is included in prepaid expenses.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2015, the Company had net capital, as defined, of approximately $130,600, which was approximately $125,600 in excess of its minimum required net capital of $5,000 at December 31, 2015. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31, 2015.

NOTE 4 — COMMITMENT

In December 2010 Curran Advisory Services entered into a clearing agreement with its clearing firm. This agreement requires the clearing firm to extend to Curran Advisory Services clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm requires Curran Advisory Services to maintain minimum deposits of $50,000 and excess net capital, as defined, however the clearing firm has the right to change these requirements. There is no minimum transaction fee required under the agreement. As of December 31, 2015 all requirements under the clearing agreement have been met. The initial term of this agreement was for five years, through December 2, 2015. Termination notice was not given 90 days prior to the end of the initial term by either party. As a result, the agreement is considered renewed until such notification of termination is received or given.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Company places cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

FDIC insurance per depositor is $250,000.

NOTE 6 — RISKS AND UNCERTAINTIES

The multi-year long credit and liquidity crisis in the United States and around the world continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact client fee income.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2015

	2015
Net Capital	
Total member's equity qualified for net capital	$ 145,423
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and other assets	(12,567)
Central Registration Depository Account	(447)
Net capital before haircuts on securities positions	$ 132,409
Haircuts on money market investment (2%)	(1,793)
Net Capital	$ 130,616
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 243
Due to affiliate	7,009
Total aggregate indebtedness	$ 7,252
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 483
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$ 125,616
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 124,616

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) revised Focus Report filed on February 16, 2016, and the above schedule as of December 31, 2015.

OTHER REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have reviewed management's statements, included in the accompanying Curran Advisory Services' Exemption Report, in which (1) Curran Advisory Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Curran Advisory Services claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Curran Advisory Services stated that Curran Advisory Services met the identified exemption provisions throughout the most recent fiscal year without exception. Curran Advisory Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curran Advisory Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

UHY LLP

Albany, New York
February 19, 2016

CURRAN
ADVISORY SERVICES

Curran Advisory Services' Exemption Report

Curran Advisory Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k) *(2)(ii)* (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year **January 1, 2015** to **December 31, 2015** without exception.



Curran Advisory Services

2/19/2016
Date

By: Thomas J. Curran
Title: President/CEO

30 SOUTH PEARL STREET • ALBANY, NY 12207 • (518) 391-4200 • (866) 4321-CIM • FAX: (518) 391-4242 • WWW.CURRANLLC.COM